Global Medical Sciences Inc.

Letter of intent

August 28, 2002

Antonios Kripotos

President

San Antonios Resources Inc.

Per:

Mr. Lindsay Semple

Suite 536-1489 Marine Drive

West Vancouver

British Columbia, V7T I B8

Sir:

This is to indicate our interest as licensors ("Licensor") to enter into an exclusive worldwide licensing agreement with San Antonios Resources Inc. (“GPM Inc.”) (name to be changed to Global Precision Medical Inc before closing) for the licencing of a technology known as the URO stent technology (the "Technology").

The conditions under which we are prepared to enter into this transaction are the following.

1.

We will on Closing enter into a Technology Licence Agreement with GPM Inc. providing for an exclusive worldwide licence to commercialize the Technology.

2.

In consideration of such Licence Agreement, we shall be issued an equal number of shares to the common shares which shall be on the books of the Company at the date of closing, which we understand will be approximately 3,975,000.  The Licence Agreement shall provide that it shall, at our election, become null and void in the event that GPM Inc. is found to have made a material misrepresentation.  A material misrepresentation shall include, without limitation: (1) the existence of any undisclosed debt in excess of $25,000; (2) the breach by GPM Inc. of any law leading to the payment of money or the incurring of any obligation by GPM Inc. in excess of $25,000; (3) the failure to comply or the breach of any securities law or requirement, and (4) any reason preventing GPM Inc. from fully exploiting the Technology.

3.

The Licence Agreement shall also provide us with the full opportunity to conduct a due diligence on GPM Inc. before Closing, which shall include, without limitation, access to all books and records.  To this end, the Investor Group shall send us within ten (10) business days of the present letter audited financial statements of GPM Inc. for the past four (2) years as well as Canadian and U.S. federal, provincial and state tax returns for such years with related Notices of Assessment or Reassessment and the date of the last tax audits by Canadian and U.S. federal, provincial and state authorities.  This shall include subsidiaries of GPM Inc..

1.

Before Closing, the finance group shall have acquired or shall have the right to acquire at least 2.800,000 of all existing issued shares of San Antonios Resources Inc (publicly reported as being 3,073,129) that are issued and outstanding.

The present letter is subject to our due diligence as to the referenced matters above.

Signed this 28th day of August, 2002

GLOBAL MEDICAL SCIENCES INC.

Per:

_/s/ Boris Weiss

Boris Weiss – President

SAN ANTONIOS RESOURCES INC.

_/s/ Antonios Kripotos

Antonios Kripotos - President